UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
SCOTT J. ULM
JEFFREY J. ZIMMER
JAMES R. MOUNTAIN
MARK GRUBER
DANIEL C. STATON
MARC H. BELL
THOMAS K. GUBA
STEWART J. PAPERIN
JOHN P. HOLLIHAN, III
ROBERT C. HAIN
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78.	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 (the “Amendment No. 7”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement (as amended from time to time, the “Schedule 13E-3”) filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 10, 2016, Amendment No. 2 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 15, 2016, and Amendment No. 3 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 18, 2016, Amendment No. 4 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 21, 2016, Amendment No. 5 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 23, 2016, and Amendment No. 6 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 25, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), net to the seller, but subject to any required withholding taxes, in accordance with the Agreement and Plan of Merger dated as of March 1, 2016, among ARMOUR, Acquisition and JAVELIN (the “Merger Agreement”). The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase, as amended below, and the accompanying Letter of Transmittal, including the schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

Except as expressly amended and supplemented by this Amendment No. 7, neither the Schedule TO, Schedule 13E-3 nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

The items of the Schedule TO and Schedule 13E-3 set forth below are supplemented and amended by this Amendment No. 7 as follows:

Amendments to Schedule TO:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. The Offer to Purchase is amended and supplemented by adding the following paragraph after the paragraph under the heading titled “Stourbridge Action”:

“On March 31, 2016, the Circuit Court for Baltimore City denied a motion seeking to enjoin ARMOUR’s completion of the Tender Offer. The Court’s order, entered in a putative class action captioned Stourbridge Investments Ltd. v. Staton, et al., (Case No. 24C16001542), denied a request for a preliminary injunction.”

Item 11 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. The Offer to Purchase is amended and supplemented by adding the following paragraph after the paragraph under the heading titled “Harmon Action”:

“On March 30, 2016, the plaintiffs in the Vartanov Action, Curley Action, Rado Action, Heid Action, the Aviasan Action and the Harmon Action (collectively, the “Baltimore Actions”) filed a motion with the Circuit Court for Baltimore City, Maryland seeking consolidation of the Baltimore Actions and appointment of lead counsel. None of the defendants in the Baltimore Actions have filed a response to this motion as of March 31, 2016.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Description
(a)(1)(ix)	Press Release, dated April 1, 2016, issued by ARMOUR (incorporated by reference to ARMOUR’s Current Report on Form 8-K, filed with the SEC on April 1, 2016).

Amendments to Schedule 13E-3:

Schedule 13E-3, Item 15. Additional Information.

Item 13 of the Schedule 13E-3 is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings,” as amended above under Item 11. Additional Information, to the Schedule TO, and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

April 1, 2016	ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

April 1, 2016		/s/ Scott J. Ulm
	Name:	Scott J. Ulm

April 1, 2016		/s/ Jeffrey J. Zimmer
	Name:	Jeffrey J. Zimmer

April 1, 2016		/s/ James R. Mountain
	Name:	James R. Mountain

April 1, 2016		/s/ Mark Gruber
	Name:	Mark Gruber

April 1, 2016		/s/ Daniel C. Staton
	Name:	Daniel C. Staton

April 1, 2016		/s/ Marc H. Bell
	Name:	Marc H. Bell

April 1, 2016		/s/ Thomas K. Guba
	Name:	Thomas K. Guba

April 1, 2016		/s/ Stewart J. Paperin
	Name:	Stewart J. Paperin

April 1, 2016		/s/ John P. Hollihan, III
	Name:	John P. Hollihan, III

April 1, 2016		/s/ Robert C. Hain
	Name:	Robert C. Hain

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)(i)	Offer to Purchase, dated March 7, 2016*
(a)(1)(ii)	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Form of Summary Advertisement published in The NY Times*
(a)(1)(vii)	Press Release, dated March 7, 2016, issued by ARMOUR*
(a)(1)(viii)	Press Release, dated March 21, 2016, issued by ARMOUR (incorporated by reference to ARMOUR’s Current Report on Form 8-K, filed with the SEC on March 21, 2016)
(a)(1)(ix)	Press Release, dated April 1, 2016 (incorporated by reference to ARMOUR’s Current Report on Form 8-K, filed with the SEC on April 1, 2016)
(b)	None
(c)	None
(d)	None
(g)	None
(h)	None

*   Incorporated by reference to ARMOUR’s Schedule TO filed with the SEC on March 7, 2016.